# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grown Rogue International Inc., CIK 0001463000
CUSIP: 39986R106
Title of class of securities: Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 550 AIRPORT ROAD, 550 AIRPORT ROAD, MEDFORD, Oregon (OR), 97504
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-23-000896
Filed by CIK 0001961099

## Reporting persons
- Strickler Jesse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 36,726,249; shared voting power 1,200,000; sole dispositive power 36,726,249; shared dispositive power 1,200,000; aggregate amount beneficially owned 37,926,249 (15% of the class)
  Comment: Rows 5, 6, 7, 8, and 9 include: (i) 34,292,916 shares of the Issuer's subordinate voting shares ("Subordinate Voting Shares") held directly by Mr. Strickler, (ii) 2,433,333 Subordinate Voting Shares underlying stock options that are currently exercisable within 60 days of June 30, 2025, held directly by Mr. Strickler, (iii) 500,000 Subordinate Voting Shares held directly by the spouse of Mr. Strickler, and (iv) 700,000 Subordinate Voting Shares underlying stock options that are currently exercisable within 60 days of June 30, 2025 held by the spouse of Mr. Strickler.
  
  Row 11 is calculated based on (i) 249,502,938 Subordinate Voting Shares of the Issuer outstanding as of June 30, 2025, together with the Subordinate Voting Shares underlying stock options held directly by Mr. Strickler and held by the spouse of Mr. Strickler, that are currently exercisable within 60 days of June 30, 2025.

## Item 1. Issuer
Name of issuer: Grown Rogue International Inc.
Address of issuer's principal executive offices: 550 AIRPORT ROAD, 550 AIRPORT ROAD, MEDFORD, OREGON, 97504

## Item 2. Person Filing
Name of person filing: The person filing this Schedule 13G/A is Jesse Strickler ("Mr. Strickler").
Address of principal business office or, if none, residence: 2802 Oakridge Avenue, Central Point, OR 97502.
Citizenship: Mr. Strickler is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,926,249
Percent of class: 15.0%
Sole power to vote or to direct the vote: 36,726,249
Shared power to vote or to direct the vote: 1,200,000
Sole power to dispose or to direct the disposition: 36,726,249
Shared power to dispose or to direct the disposition: 1,200,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Strickler Jesse: Jesse Strickler, Jesse Strickler (04/17/2026)